Exhibit 10.19

Hub Group, Inc.
Directors’ Compensation For 2004-2005

Directors’ Compensation

Non-employee directors receive an annual retainer fee of $35,000, paid in quarterly installments. In addition, expenses are paid for attendance at each Committee meeting. Directors who are also officers or employees of the Company receive no compensation for duties performed as a director or a committee chairman.

Stock Plan

The Company makes periodic grants of restricted stock to the directors.